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                                                                    EXHIBIT 2(a)

                      ARTICLES OF INCORPORATION, AS AMENDED
                               AS OF JUNE 6, 2001

ARTICLE I

The name of the corporation is:             North Bancorp, Inc.

ARTICLE II

The purpose or purposes for which the corporation is organized is to engage in any activity within the purpose for which corporations may be organized under the Business Corporation Act of Michigan and to carry on the business of a bank holding company under applicable state and federal law.

ARTICLE III

The total authorized capital stock is:

         Three Million (3,000,000) shares of common stock, par value $1.00


ARTICLE IV

1.       The address of the registered office is:
         501 West Main Street, Gaylord, MI  49735

2.       The mailing address of the registered office if different than above:
         P.O. Box 310, Gaylord, Michigan  49735

3.       The name of the resident agent at the registered office is: John R.
         Kluck


ARTICLE V

The name(s) and address(es) of the incorporator(s) is (are) as follows:

Name                                Residence or Business Address

Richard B. Foster, Jr.              215 S. Washington Square, Suite 135,
                                    Lansing, MI 48933-1812
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ARTICLE VI

A person that is or was a director of the Corporation shall not be personally liable to the Corporation, or its shareholders, for monetary damages for a breach of fiduciary duty while a director, except for liability:

         (1) For any breach of the director's duty of loyalty to the Corporation or its shareholders;

         (2) For acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

         (3) Resulting from a violation of Section 551(1) of the Michigan Business Corporation Act, except to the extent that liability does not attach in accordance with Section 551(2) of that same Act;

         (4) For any transaction from which the director derived an improper personal benefit.

In the event the Michigan Business Corporation Act is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Michigan Business Corporation Act, as so amended. Any repeal, modification or adoption of any provision in these Articles of Incorporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal, modification or adoption.

ARTICLE VII

         The board of directors shall be divided into three classes as nearly equal in number as possible, with the term of office of one class expiring each year. At each annual meeting of the shareholders, the successors of the class of directors whose terms expire at that meeting shall be elected to hold office for a term expiring the earlier of (i) at the annual meeting of shareholders held in the third year following the year of their election, or (ii) when their successors are otherwise duly elected and qualified.